July 22, 2022

ArentFox Schiff LLP 901 K Street NW Suite 700 Washington, DC 20006 ____________________ 202.857.6000 MAIN 202.857.6395 FAX ____________________ afslaw.com

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cara Wirth

Re:	Elite Education Group International Ltd.
Registration Statement on Form F-3
Filed May 9, 2022
File No. 333-264807

Ladies and Gentlemen:

This letter is being submitted on behalf of Elite Education Group International Ltd. (the “Company”) in response to the comment letter, dated June 2, 2022, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and on the receipt of additional oral comments from the Staff with respect to the Company’s Registration Statement on Form F-3 filed on May 9, 2022 (the “Registration Statement”). The Company’s amended Registration Statement (the “Amended Registration Statement”) has been submitted filed with the Commission.

For your convenience, we have repeated the comment prior to the response in italics.

Registration Statement on Form F-3 Filed May 9, 2022

General

1.	We note your disclosure in the “Geographic Scope of Our Operations” section on page 2, which states that during the fiscal year ending September 30, 2021, all of your customers were Chinese residents. Please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to China-Based Companies issued by the Staff in December 2021 available on our website at https://www.sec.gov/corpfin/sample-letter-china-basedcompanies.

Response: The Company has revised the Amended Registration Statement to provide more specific and prominent disclosures about the legal and operational risks associated with companies with China operations.

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Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,
ARENTFOX SCHIFF LLP

/s/ Cavas Pavri
By: Cavas Pavri

Enclosures

cc: Zhenyu Wu, CFO